Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 10, 2012	Peter M. Fass
Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Duc Dang

RE:	United Realty Trust Incorporated Amendment No. 1 to Registration Statement on Form S-11 Filed December 21, 2011 File No. 333-178651

Dear Mr. Dang:

On behalf of our client, United Realty Trust Incorporated (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 18, 2012 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on December 21, 2011 (No. 333-178651) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 21, 2011.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2. All page number references in the Company’s responses are to page numbers in Amendment No. 2.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

February 10, 2012

General

1.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

The Company acknowledges that sales literature that is used in connection with the offering must set forth a balanced presentation and must not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. We advise the Staff that the Company has not yet prepared sales literature for use in connection with this offering. The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company will submit to the Staff for review all graphics, maps, photographs, and related captions or other artwork including logos that the Company intends to use in the prospectus prior to requesting effectiveness of the Registration Statement. We direct your attention to the graphic corporate logo appearing on the front and back covers of the prospectus contained in Amendment No. 2.

3.	We note that you may invest in real estate-related assets, such as real estate debt, securities, bridge loans and mezzanine loans. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to conduct its operations so that the Company and each of its subsidiaries are exempt from registration as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). Under Section 3(a)(1)(A) of the Investment Company Act, a company is an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. The Company intends to conduct its operations so that the Company and most, if not all, of its wholly owned and majority-owned subsidiaries will comply with the 40% test. In addition, neither the Company nor any of its wholly or majority-owned subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company and its subsidiaries will be primarily engaged in non-investment company businesses related to real estate. The Company will continuously monitor its holdings on an ongoing basis to determine the compliance of the Company and each wholly owned and majority-owned subsidiary with this test. (pages 28, 40–41, 134–136 & 181)

February 10, 2012

4.	Please revise to disclose the restrictions of your share repurchase program that apply prior to the NAV pricing start date. Also, please note that we will refer your filing to the Office of Mergers and Acquisitions for further review of the program.

We have revised the disclosure to provide that, prior to the NAV pricing start date, the Company will limit the common shares repurchased during any calendar quarter to 1.25% of the weighted average number of common shares outstanding during the previous calendar quarter, or approximately 5% of the weighted average number of common shares outstanding in any 12-month period. (pages 23 & 198–199)

5.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Trading and Markets in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

The Company’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. With respect to the Company’s share repurchase program during the offering period, we note the following: there is no trading market for the Company’s common shares; the Company will terminate its share repurchase program during the distribution of its common shares if a secondary market for the Company’s common shares develops; the Company purchases common shares under its share repurchase program at a price that does not exceed the then current public offering price; the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and except as otherwise exempted therein, the Company shall comply with Regulation M. (cover page & pages 4–6, 19, 23–24, 26–27, 30, 34, 50–51, 136–139, 198–200 & F-7)

6.	If the NAV pricing start date could take place prior to the completion of your primary offering, please revise to discuss how that would impact the offering.

The Company believes the current disclosure fully and accurately discloses that the purchase price under the primary offering would remain the same after the NAV pricing start date, even as the offering prices under the share repurchase program and the DRIP would change as NAV changes. (cover page & pages 5, 23, 30, 34, 50–51, 136–137, 198 & F-7) In response to your comment, we have added a risk factor on page 30 discussing the dilution that may occur if the NAV pricing start date were to occur prior to the completion of the primary offering, because pricing under the DRIP and share repurchase program may fluctuate as the Company’s NAV changes from day to day.

February 10, 2012

Cover Page of Prospectus

7.	Please revise to limit this page to one page pursuant to Item 501(b) of Regulation S-K. Also, please ensure that the prospectus is printed in type at least as large as 10-point type. Please refer to Rule 420 of Regulation C.

We have revised the cover page as requested. (cover page)

Prospectus Summary, page 1

8.	Your summary currently repeats, verbatim, disclosure that appears later in the document. Please limit the use of verbatim repetition and revise this section to provide information that is key to an investment decision.

We have revised the prospectus as requested. (page 1)

What are your investment objectives, page 3

9.	Please revise to provide the basis for the last sentence to this answer that an investor may be able to obtain a return of all or a portion of their capital by selling their common shares since there is no market for the shares.

We have revised the prospectus by deleting the sentence at issue. (page 3)

Who is your advisor and what will it do, page 6

10.	Considering your advisor was recently formed, please revise to clarify if it will have the sufficient personnel to fulfill its obligations owed to you pursuant to your advisory agreement. Also, clarify whether it will have any assets with which to remedy any breach of contractual or fiduciary duties.

We have revised the prospectus to clarify that the Company’s advisor will have sufficient personnel to fulfill is obligations under the advisory agreement, and have set forth details regarding the assets at the advisor’s disposal. (page 6)

What is the experience of your sponsor, page 7

11.	Please revise to clarify here that your sponsor has no experience, if true, in operating a public REIT. Include appropriate risk disclosure of the noted lack of experience elsewhere, as appropriate.

We have revised the prospectus on page 6 as requested, and have added an appropriate risk factor on page 28.

February 10, 2012

Estimated Use of Proceeds, page 75

12.	We note that you may also invest in other real estate investments, such as equity or debt interests and bridge loans or mezzanine loans. If known, please discuss your anticipated breakdown of your ownership of real estate securities and loans. In addition, please disclose the target assets you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum.

We have revised the prospectus as requested on pages 1, 77, and 120.

Management, page 78

Board of Directors, page 78

13.	We note you indicate on page 78 that you will have three independent directors. Please include the applicable Item 401 of Regulation S-K disclosure for each person when available.

We have revised the prospectus to include Item 401 of Regulation S-K disclosure for the following two individuals, whom the Company has appointed as independent directors: Dr. Daniel Z. Aronzon and Robert Levine. Once the third and final independent director has been named, we will include the applicable Item 401 of Regulation S-K disclosure for such person. (pages 85–86)

14.	If you elect to retain disclosure beyond that required by Item 401 of Regulation S-K, such disclosure should be complete. Please revise to identify Mr. Frydman’s affiliates and the businesses he has operated in this section. Also, identify the companies you refer to in Mr. Kahn’s description.

We have revised the prospectus as requested. (pages 82–83 & 85)

Restricted Share Plan, page 83

15.	We note you indicate on page 83 that you intend to adopt an employee and director incentive restricted share plan. We further note that in the next sentence on page 83 you indicate that the board of directors adopted the plan. Please revise to clarify.

We have substantially revised the disclosure regarding equity awards, but in response to your comment, have made clear that the Company will have adopted the stock incentive plan prior to the effective date of the Registration Statement. (pages 16, 87, 105 & F-11)

February 10, 2012

Our Advisor, page 86

16.	Please revise your disclosure to provide Mr. Aarons’ dates of employment with David Lerner & Associates.

We have revised the prospectus as requested. (page 93)

Compensation Table, page 93

17.	We note your disclosure that you will reimburse your advisor for personnel costs, including your disclosure in footnote (9) on page 103 relating to base salary, bonuses and related benefits. Please tell us what consideration you gave to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers in future Exchange Act reports. Please refer to Item 402(a)(2) that requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

We understand that requiring the disclosures set forth in Regulation S-K Item 402 with respect to the personnel of an outside advisor who are paid by the advisor, but who also work for the advised entity, is a developing position of the Commission. To the extent the Commission mandates such disclosure in the future, the Company will, in future reports filed under the Securities Exchange Act of 1934, as amended, provide such disclosure with respect to the personnel of the advisor who also work for the Company. In the meantime, we have supplemented footnote (10) on page 108 to provide more information about the advisor’s compensation arrangements.

18.	You indicate that your property manager “may” pay a portion of its fees to any subcontractor it uses. Please clarify whether the manager may subcontract out its entire obligations to manage and lease your properties and still collect its fees and have you reimburse the subcontractors for their full expenses and fees. If so, discuss the purpose of the property management and leasing fees.

We have revised the disclosure regarding the property management fees to clarify that the Company’s property manager may not, while collecting full property management fees, additionally be reimbursed for the fees of a third-party service provider. The Company believes that the revised disclosure adequately conveys that any payments by the property manager to subcontractors will reduce the amount of the property management fee retained by the property manager. (pages 13, 101 & F-10) With respect to leasing fees, the Company respectfully believes that the existing disclosure does not imply that the property manager may retain its full leasing fees while being reimbursed for leasing fees paid to third parties. As the disclosure indicates, the property manager may pay a portion (or all, as the revised disclosure clarifies) of its leasing fees to third parties with whom it subcontracts for leasing services. (pages 13–14, 101–102, & F-10)

19.	Considering the leasing fees are paid at the time of execution based on future rents, please clarify whether the fees would be remitted to you if the tenants default on their lease obligations. If not, discuss the conflict this fee creates when your property manager is considering the credit worthiness of a potential tenant.

February 10, 2012

We have revised the prospectus as requested. (pages 35, 108 and 113)

Conflicts of Interest, page 106

20.	Please disclose any affiliated program that is in direct competition with you for investors or investments.

There are currently no affiliated programs that are in direct competition with the Company for investors or investments.

21.	We note you indicate on page 106 that your advisor will not pursue any opportunity to acquire any real estate properties or real estate-related loans and securities unless and until the opportunity is first present to you, subject to certain exceptions. We further note you indicate that the obligation to present investment opportunities to you first does not apply to certain investment opportunities. Please expand your disclosure to provide more details as to these exceptions.

We have generally revised the disclosure about the policy, and in response to your comment have removed any language regarding exceptions. (pages 111–112)

Borrowing Policies, page 124

22.	Please describe the process the independent directors will undertake to determine that borrowing from your advisor or affiliates is “fair, competitive and commercially reasonable and no less favorable to [you] than comparable loans between unaffiliated parties.”

We have revised the disclosure to describe the process as requested. (pages 8, 131 & 143)

Funds From Operations and Modified Funds From Operations, page 141

23.	Please tell us how you determined that fair value adjustments of derivatives, other mark-to-market adjustments, gains and losses from dispositions of assets, and gains and losses from extinguishment or sale of debt, derivatives, or securities holdings should be described as non-recurring. Refer to Question 102.03 of the Compliance & Disclosure Interpretation on Non-GAAP Financial Measures.

We have revised the disclosure so it does not describe fair value adjustments of derivatives and other mark-to-market adjustments as non-recurring. The Company believes that gains and losses from dispositions of assets and gains and losses from extinguishment or sale of debt, derivatives or securities holdings are properly described in the prospectus as non-recurring because (a) the Company will have had no operating history at the time the Registration Statement becomes effective, so the Company anticipates that it will not have recorded any charges or gains within the time period before effectiveness; and (b) because disposing of assets and extinguishing or selling debt, derivatives or securities holdings will not be part of the Company’s business plan during the Company’s acquisition phase or operational phase, the nature of gains and losses from dispositions of assets and gains and losses from the extinguishment or sale of debt, derivatives or securities holdings is such that they are not reasonably likely to recur within two years after the Registration Statement becomes effective. (page 149)

February 10, 2012

Prior Performance Summary, page 146

24.	Please clarify whether the prior programs and “non-programs” identified in this section raised funds from passive investors.

We have revised the prospectus as requested. (pages 82 & 153–155)

Share Repurchase Program, page 193

25.	We note you indicate on page 194 that the board of directors may change the purchase price for repurchases or otherwise suspend or terminate your share repurchases. Please revise to disclose how shareholders will be notified of any such change. Please also provide a timeframe for disclosure.

The prospectus already states that any material modifications, suspension or termination of the share repurchase program by the board of directors or the advisor will be disclosed to stockholders promptly in reports the Company files with the SEC, a press release or via the Company’s website. We have revised the placement of that disclosure to make it more prominent, and we have stated that the Company will make a disclosure not less than 30 days before any such action. (page 200)

Prior Performance Tables

Table III – Jacob Fryman and Affliates, page A-1-5

26.	Please clarify if this table includes programs with offerings that closed outside the five year window referenced in Instruction 1 to this table.

This table only includes programs with offerings that closed within the five year window referenced in Instruction 1. We have amended the introduction to Table III to clarify this fact. (page A-1-5)

27.	Please clarify if the net income disclosed is based on GAAP as indicated in the table even though your introduction states that the information is provided on a cash basis.

Net income in the table is not presented on a GAAP basis, but on a cash basis, like the other information in the table. We have revised the table to remove all references to presentations on a GAAP basis. (page A-1-5)

28.	Considering the interest paid, please clarify how you calculated the cash generated from operations line item.

Interest from Cash Generated from Operations Based was mistakenly not subtracted. The Company has corrected the calculation and revised the Cash Generated from Operations line item. (page A-1-5)

February 10, 2012

Appendix A-2, page A-2-1

29.	Please clarify how the information provided here is relevant to investors if the investment objectives are not similar, funds were not raised from passive investors, and these investments were subject to different conflict and risk profiles.

Please note that Appendix A-2 now contains the information that was formerly provided beginning on page II-8 of the registration statement. The Company believes that such supplemental disclosure is useful to prospective investors who are interested in performing further due diligence on Mr. Frydman’s investment experience, particularly because Appendix A-2 discloses adverse as well as positive developments. With respect to investment objectives, the Company intends to meet its objectives through a dual strategy, one prong of which will focus on acquiring opportunistic assets that the Company can reposition, redevelop or remarket to create value enhancement and capital appreciation, as outlined on pages 2, 52, 120 and 123 of the prospectus. This is a strategy that Mr. Frydman has had significant experience in successfully executing over the past 15 years, which makes the information in Appendix A-2 particularly relevant to investors, even if the overall investment objectives of the Company are not the same as the overall investment objectives of Mr. Frydman’s prior investment activities. Moreover, because the programs shown in Appendix A-2 invested in opportunistic assets, their risk profiles are similar to the probable risk profile of the Company as it once it begins to pursue the opportunistic prong of its investment strategy. Lastly, Appendix A-2 presents investments that were for Mr. Frydman’s own account as well as investments for which funds were raised from passive investors, so their conflict profiles are not necessarily dissimilar to the conflict profile of the Company.

30.	If you elect to retain this information, please provide it in a format that is consistent with Table III of Appendix II of Industry Guide 5 or explain your basis for this format.

The Company is providing the information in this table as a supplement to what is required by Appendix II of Industry Guide 5. The Company therefore does not believe that it is necessary to provide the information in the same format as Table III of Appendix II of Industry Guide 5. Additionally, the Company believes that providing the information in this format allows it to provide information about Mr. Frydman’s prior investment experience and the properties he has invested in that constitute a useful addition to the total mix of information that a prospective investor would consider in determining whether or not to purchase the Company’s common shares.

Part II. Information Not Required In Prospectus

Item 32. Sales to Special Parties, page II-1

February 10, 2012

31.	We note you indicate that URTI LP, LLC will receive a special limited partner interest in distributions of your operating partnership. Please elaborate on the noted interest in the compensation and/or Item 404 of Regulation S-K disclosure, as applicable.

We have deleted the reference in Part II, Item 32 of the Registration Statement to URTI LP, LLC receiving a special limited partner interest in distributions of the Company's operating partnership

Item 36. Financial Statements and Exhibits, page II-3

32.	We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

The Company intends to submit the remaining exhibits, including the legal and tax opinions, prior to requesting effectiveness of the Registration Statement. The Company is not in a position to file its legal and tax opinions with Amendment No. 2, but will file draft copies of the legal and tax opinions either as exhibits to a subsequent supplement or on EDGAR as correspondence.

33.	We note the exhibit list includes “form of” several documents. Please advise us if you do not intend on filing final executed documents prior to effectiveness of the registration statement.

The Company intends to execute the various agreements concurrently with the closing of this offering. As such the Company will not be able to file final, executed agreements prior to effectiveness of the registration statement.

Acquisitions of Properties Since 1996, page II-8

34.	Please tell us your basis for including information here that is beyond that requested by Table VI of Appendix II of Industry Guide 5.

We have removed such supplemental disclosure from Part II of the registration statement, and placed it under Appendix A-2. Please see our responses to Comments 29 and 30.

Signatures

35.	Please note that the registration statement must be signed by a majority of the board of directors. Please see the Instructions to Signatures on Form S-11 for guidance.

The Registration Statement is signed by Jacob Frydman and Eli Verschleiser, who as of the date of the filing of the Registration Statement were the only directors of the Company. Future amendments will continue to be signed by a majority of the board of directors.

February 10, 2012

36.	Please include the signatures of your controller or principal accounting officer. Please see the Instructions to Signatures on Form S-11 for guidance.

We have included the signature of the Company’s principal accounting officer.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.